                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of     June, 2000
                                            -----------------


                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                 ----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F    X                Form 40-F
                         -------                        -------

[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                  Yes                        No    X
                       -------                   -------


[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                      -------


Description of document filed:  DEALINGS BY DIRECTORS'
                                ----------------------

AMVESCAP PLC
379524
IMMEDIATE RELEASE  20 JUNE 2000
PLEASE CONFIRM RELEASE
ANGELA TULLY  TEL: 020 7454 3652



       Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements.

                             DEALINGS BY DIRECTORS

1)  NAME OF COMPANY                          2)  NAME OF DIRECTOR

    AMVESCAP PLC                                 CHARLES T. BAUER
 ...............................................................................
3)  Please state whether                     4)  Name of the registered
    notification indicates                       holder(s) and, if more
    that it is in respect                        than one holder, the
    of holding of the                            number of shares held
    Director named in 2                          by each of them. (If
    above or holding of                          notified).
    that person's spouse
    or children under the
    age of 18 or in respect
    of a non-beneficial interest.

    NOTIFICATION IS IN RESPECT
    OF THE DIRECTOR NAMED IN
    2 ABOVE AND HIS SPOUSE
 ...............................................................................
5)  Please state whether notification        6)  Please state the nature
    relates to a person(s) connected             of the transaction and
    with the Director named in 2 above           the nature and extent of
    and identify the connected person(s).        the directors interest
                                                 in the transaction.

    AS 3 ABOVE                                   SALE OF SHARES HELD
                                                 BENEFICIALLY.
 ...............................................................................
7)  Number of shares/amount                  8)     (  .%)
    of stock acquired                            of issued Class

           -

9)  Number of shares/amount                 10)     (0.37%)
    of stock disposed                            of issued Class

    2,370,457 - MR. BAUER
      129,543 - MRS. BAUER
 ...............................................................................
11) Class of security                       12)  Price per share

    ORDINARY SHARES                                 978.787p
 ...............................................................................

13) Date of transaction                     14)  Date company informed

      19 JUNE 2000                                   19 JUNE 2000
 ...............................................................................
15) Total holding following                 16)  Total percentage holding
    this notification                            of issued class following
                                                 this notification

       44,386,820                                       6.56%
 ...............................................................................
          IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                          COMPLETE THE FOLLOWING BOXES
 ...............................................................................
17) Date of grant                           18)  Period during which or
                                                 date on which exercisable

         -                                                -
 ...............................................................................
19) Total amount paid (if any)              20)  Description of shares or
    for grant of the option                      debentures involved:
                                                 class, number

         -                                                -
 ...............................................................................
21) Exercise price (if fixed                22)  Total number of shares or
    at time of grant) or                         debentures over which
    indication that price is                     options held following
    to be fixed at time of                       this notification
    exercise

         -                                                -
 ...............................................................................
23) Any additional information              24)  Name of contact and tele-
                                                 phone number for queries

         -                                       ANGELA TULLY
                                                 020 7454 3652
 ...............................................................................
25) Name and signature of                        ANGELA TULLY
    authorised company                           AMVESCAP PLC
    official responsible                         ASSISTANT COMPANY SECRETARY
    for making this
    notification

    Date of Notification  20 JUNE 2000
 ...............................................................................

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AMVESCAP PLC
                                       ------------------------------
                                                (Registrant)

Date  20 June, 2000                    By /s/ ANGELA TULLY
      -------------                       ---------------------------
                                                 (Signature)

                                          Angela Tully
                                          Assistant Company Secretary